SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August 23, 2005

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Corporate Taxpayer’s Identification (CNPJ) #43.776.517/0001 -80
Companies Registrar (NIRE) #35300016831

SUMMARY OF THE MINUTES OF THE 638th BOARD OF DIRECTORS’ MEETING

On July 21, 2005, at 9:00 am, summoned by the Board of Directors’ Chairman, on and ordinary basis, as per provisions of the Article 15 of the Company’s Bylaws, in the meeting room located at Rua Bela Cintra, 847 – 10º andar, city of São Paulo, the Board of Directors’ members of Companhia de Saneamento Básico do Estado de São Paulo – SABESP appointed and undersigned herein have met. .... Starting the meeting, the Board of Directors’ Chairman, Mr. Mauro Guilherme Jardim Arce, requested that the result of the study of the proposals received by Sabesp from financial institutions invited to participate in the structuring and constitution of the Credit Right Investment Fund – FIDC. With the floor, the Chief Executive Officer, Mr. Dalmo do Valle Nogueira Filho, the Chief Financial Officer and Investor Relations Officer, Mr. Rui de Britto Álvares Affonso, and the Adviser of the Chief Financial Office and Investor Relations Office, Mr. Jos é Geraldo Portugal Júnior, explained the matter, based on the transparencies presented, which take part in the meeting documentation, copies of which were distributed to the Board members. After concluding the presentation and providing the clarifications requested, the Board members authorized the Company’s Board of Executive Officers to contract Consortium I composed of Banco Votorantim S.A. (“Leading Coordinator”), BB Banco de Investimento S. A. and Caixa Econômica Federal for the structuring and constitution of the Credit Right Investment Fund – FIDC and the Public Offering of their Senior Quotas, complying with the conditions of the proposal presented by the referred Consortium, main characteristics of which are the following: a) Shareholders’ equity of the Fund: up to two hundred and fifty million reais (R$ 250,000,000.00) in senior quotas, to be subscribed by means of a public offering, and up to 15% in subordinated quotas to be subscribed by the Company; b) duration of the Fund: five (5) years, with six (6) month grace period to the beginning of the amortization of the senior quotas, by the Fund, which shall take place as from the month following the end of the grace period, inclusively, after the issuance of senior quotas; c) profitability parameter of the senior quotas: DI rate plus one whole and twenty five hundredth percent (1.25%) spread, per annum, conditioned to the attainment of a risk rating of the senior quotas equal to “AA”, or equivalent, and subject to review in exceptional cases and fully justifiable, under the terms of the proposal of the Consortium I. The definite spread shall be obtained through book building process to be conducted by the coordinating banks; d) placement method: firm commitment of subscription of the senior quotas by the institutions integrating the Consortium I, up to the total of two hundredth and fifty million (R$ 250,000,000.00); e) eligibility criteria of cre dit rights: to be defined in the operation structuring phase; f) allocation of funds: settlement of debts falling due during the fiscal year of 2006. The limit of one million and eight hundred thousand reais (R$ 1,800,000.00) is approved for expenses resulting from the operation, with fees and general expenses of structuring, distribution and firm commitment. The Board of Directors authorizes the Company’s Board of Executive Officers to sign the contractual instruments necessary for the assignment of credit rights, the subscription of the subordinated quotas and other transactions necessary for the implementation of the operation authorized herein. ................................... These minutes, after approved, were signed by the attending Board members. Mauro Guilherme Jardim Arce – Chairman, Fernando Carvalho Braga, Alexander Bialer, Daniel Sonder, Fernando Maida Dall’Acqua, Gustavo de Sá e Silva, Maria Helena Guimarães de Castro and Martus Tavares. São Paulo, July 21, 2005. Mauro Guilherme Jardim Arce, Board of Directors’ Chairman. Ligia Ourives da Cruz Ferreira, Secretary. JUSTICE AND CITIZENSHIP DEFENSE OFFICE. SÃO PAULO STATE COMMERCIAL REGISTRY. I hereby certify the Registration under # 227.867/05 -1, as of 8.11.05. PEDRO IVO BIANCARDI BARBOZA, General Secretary.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: August 23, 2005

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.